K&L GATES LLP 1601 K STREET, N.W WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

November 4, 2014

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 2 to the Registration Statement on Form

N-1A of 1290 Funds (File Nos. 333-195390 and 811-22959)

Ladies and Gentlemen:

Please find enclosed for filing on behalf of 1290 Funds (the “Trust”), pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Rule 485(b) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, Post-Effective Amendment No. 2 (the “Post-Effective Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”), including exhibits thereto. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.

The Trust is filing the Post-Effective Amendment to file exhibits that were not included with Post-Effective Amendment No. 1 (“PEA No. 1”) to the Registration Statement, which was filed with the U.S. Securities and Exchange Commission pursuant to Rule 485(a) of the 1933 Act on August 27, 2014, to update disclosure regarding the availability of Class C shares of the Trust, and to make certain other clarifying, updating and stylistic changes. The Post-Effective Amendment is marked to show changes from PEA No. 1.

Pursuant to Rule 485(b) under the 1933 Act, the Post-Effective Amendment will become effective immediately upon filing.

If you have any questions or comments concerning the foregoing, please do not hesitate to contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.

AXA Equitable Funds Management Group LLC

Clifford J. Alexander, Esq.

K&L Gates LLP